UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Anebulo Pharmaceuticals, Inc.

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

034569103

(CUSIP Number of Class of Securities)

Richard Anthony Cunningham
Chief Executive Officer
Anebulo Pharmaceuticals, Inc.
1017 Ranch Road 620 South, Suite 107
Lakeway, Texas 78734
Telephone: (512) 598-0931

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Leslie Marlow, Esq.
Melissa Murawsky, Esq.
Blank Rome LLP
1271 Avenue of the Americas
New York, NY 10020
(212) 885-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by Anebulo Pharmaceuticals, Inc., a Delaware corporation (“Anebulo” or the “Company”), to purchase up to 300,000 shares of its common stock, par value $0.001 per share, at a purchase price of $3.50 per share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2025 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Statement is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Since the tender offer disclosed in this Statement involves a going-private transaction, this Statement is a combined Schedule TO and Schedule 13E-3. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Statement, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	Name and Address: The name of the subject company (which is also the issuer) is Anebulo Pharmaceuticals, Inc., a Delaware corporation. The address of the Company’s principal executive office is 1017 Ranch Road 620 South, Suite 107, Lakeway, Texas 78734. The Company’s telephone number is (512) 598-0931.

(b)	Securities: The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price: The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address: The name of the filing person is Anebulo Pharmaceuticals, Inc., a Nevada corporation, which is also the subject company. The Company’s address and telephone number are set forth in Item 2 above.

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ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet,” and in Section 1 (“Number of Shares; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Extension of the Tender Offer; Termination; Amendment”) and Section 17 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b)	Purchases: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) of the Offer to Purchase is incorporated herein by reference.

(b)	Use of the Securities Acquired: The information set forth in Section 5 (“Purchase of Shares and Payment of Purchase Price “) of the Offer to Purchase is incorporated herein by reference.

(c)	Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)	Conditions: None.

(d)	Borrowed funds: None.

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ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b)	Securities Transactions: The information set forth in Section 11(“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations: The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a)	and (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(c)	Other material information. The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12. EXHIBITS.

An exhibit index immediately preceding the signature page hereto is incorporated by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Schedule 13E-3. Item 2. Subject Company Information.

(d)	Dividends. The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

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(e)	Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of this filing.

(f)	Prior Stock Purchases. The Company has not purchased any subject securities during the two years preceding the date of this filing.

Schedule 13E-3. Item 3. Identity and Background of Filing Persons

(b)	Business and Background of Entities. Not applicable.

(c)

Business and Background of Natural Persons. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase, including Schedule I thereto, is incorporated herein by reference.

Neither the Company nor, to the Company’s knowledge, any of the Company’s directors or executive officers been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each of the Company’s directors and executive officers is a citizen of the United States.

Schedule 13E-3. Item 4. Terms of the Transaction.

(c)	Different Terms. The information set forth in the Offer to Purchase under “Special Factors—Effects of the Transaction (including the Offer) —Effect of the Transaction on Unaffiliated Continuing Stockholders,” “—Fairness of the Transaction,” “—Material Federal Income Tax Consequences” and Section 1 (“Number of Shares; Price; Proration”) is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in the Offer to Purchase under “Special Factors—Appraisal Rights” is incorporated herein by reference.

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(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under “Special Factors—Fairness of the Transaction” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Schedule 13E-3. Item 5. Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Offer to Purchase under “Special Factors—Background of the Transaction” is incorporated herein by reference.

(c)	Negotiations or Contacts. None.

Schedule 13E-3. Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Offer to Purchase under “Special Factors—Purpose of and Reasons for the Offer and the Transaction” and “—Background of the Transaction,” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Offer to Purchase under “Special Factors—Background of the Transaction,” and “—Alternatives to the Transaction” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Offer to Purchase under “Special Factors—Purpose of and Reasons for the Offer and the Transaction,” “—Background of the Transaction,” “—Alternatives to the Transaction” and “— Fairness of the Transaction” is incorporated herein by reference.

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(d)	Effects. The information set forth in the Offer to Purchase under “Special Factors—Purpose of and Reasons for the Offer and the Transaction,” “—Effects of the Transaction (including the Offer),” “—Nasdaq; OTC Market,” and “—Material Federal Income Tax Consequences” is incorporated herein by reference.

Schedule 13E-3. Item 8. Fairness of the Transaction.

(a)	Fairness. The information set forth in the Offer to Purchase under “Special Factors—Background of the Transaction,” and “—Fairness of the Transaction” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under “Special Factors—Purpose of and Reasons for the Offer and the Transaction,” “—Background of the Transaction,” “—Alternatives to the Transaction,” “—Fairness of the Transaction,” and “—Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c)	Approval of Security Holders. Not applicable as the Company’s stockholders have no right to vote on the Transaction.

(d)	Unaffiliated Representative. The information set forth in the Offer to Purchase under “Special Factors—Purpose of and Reasons for the Offer and the Transaction,” “—Background of the Transaction,” “—Fairness of the Transaction,” and “—Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Offer to Purchase under “Special Factors—Background of the Transaction” and “—Fairness of the Transaction” is incorporated herein by reference.

(f)	Other Offers. None.

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Schedule 13E-3. Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under “Special Factors—Fairness of the Transaction,” and “—Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under “Special Factors—Fairness of the Transaction,” and “—Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c)	Availability of Documents. The full text of the fairness opinion of Houlihan Capital, LLC (“Houlihan Capital”) dated December 17, 2025 (the “Fairness Opinion”) is attached as Annex A to the Offer to Purchase and the Presentation of Fairness of Houlihan Capital, dated December 17, 2025 (the “Presentation”) is filed as an exhibit (c)(2) to this Schedule. The Fairness Opinion and the Presentation are each available for inspection and copying at the Company’s principal executive offices, 1017 Ranch Road 620 South, Suite 107, Lakeway, Texas 78734, during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Schedule 13E-3. Item 10. Source and Amount of Funds or Other Consideration.

(c)	Expenses. The information set forth in the Offer to Purchase under “Special Factors—Effects of the Transaction (including the Offer) —Effect of the Transaction on Unaffiliated Continuing Stockholders,” and “—Source of Funds and Expenses” is incorporated herein by reference.

Schedule 13E-3. Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Offer to Purchase under “Summary Term Sheet—Has the Company or its Board of Directors adopted a position on the Offer?” is incorporated herein by reference.

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Schedule 13E-3. Item 13. Financial Statements.

(a)

Financial Information. The audited financial statements of the Company appearing in the Company’s Annual Report on Form 10- K for the fiscal year ended June 30, 2025 (filed with the SEC on September 29, 2025) and the interim financial statements of the Company appearing in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (filed with the SEC on November 13, 2025) are each incorporated herein by reference. Please see Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase for instructions on how to obtain copies of the Company’s filings with the Securities and Exchange Commission, including filings that contain the aforementioned financial statements. The information set forth in the Offer to Purchase under “Financial Information” is incorporated herein by reference.

(b)	Pro Forma Financial Information. The information set forth in the Offer to Purchase under “Financial Information—Pro Forma Financial Statements (Unaudited)” is incorporated herein by reference.

Schedule 13E-3. Item 14. Persons/ Assets Retained, Employed, Compensated or Used.

(b)	Employees and Corporate Assets. The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3. Item 15. Additional Information.

(b)	Golden Parachute Compensation. Not applicable.

Schedule 13E-3. Item 16. Exhibits.

An exhibit index immediately preceding the signature page hereto is incorporated by reference.

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Exhibit Index

(a)(1)(A)*	Offer to Purchase dated December 22, 2025.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Notice of Withdrawal

(a)(1)(G)	Press Release dated December 22, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2025).

(b)	Not Applicable.

(c)(1)*	Opinion of Houlihan Capital dated December 17, 2025 (incorporated herein by reference to Annex A of the Offer to Purchase filed as Exhibit (a)(1)(A) of this Schedule TO-I).

(c)(2)*	Presentation, dated December 17, 2025 of Houlihan Capital

(d)(1)	Investors’ Rights Agreement, dated June 18, 2020, between Anebulo Pharmaceuticals, Inc. and 22NW, LP (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed with the SEC on April 1, 2021).

(d)(2)	Anebulo Pharmaceuticals, Inc. 2020 Stock Incentive Plan, as amended, and Form of Award Agreement thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed with the SEC on September 9, 2022).

(d)(3)	Form of Indemnification Agreement between Anebulo Pharmaceuticals, Inc. and each of its directors (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed with the SEC on April 1, 2021).

(d)(4)	Employment Agreement, effective as of May 20, 2022, between Anebulo Pharmaceuticals, Inc. and Kenneth Cundy (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 24, 2022).

(d)(5)	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed with the SEC on September 9, 2022).

(d)(6)	Executive Employment Agreement, dated October 5, 2023, between the Company and Richard Anthony Cunningham (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 6, 2023).

(d)(7)	Form of Securities Purchase Agreement, dated December 23, 2024, by and between the Company and the purchasers listed on the signature page thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 23, 2024).

(d)(8)	Amended and Restated Loan Agreement, dated February 10, 2025 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10 Q filed with the SEC on February 14, 2025).

(d)(9)	Amendment to the Company’s 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2025).

(d)(10)*	Form of Waiver and Consent which was executed by 22NW Fund, L.P., Joseph Lawler and Nantahala Capital Management, LLC

(d)(11)*	Support Agreement dated as of July 22, 2025 by and between Anebulo Pharmaceuticals, Inc. and The Mangrove Partners Master Fund, Ltd.

(g)	Not Applicable.

(h)	Not Applicable.

107*	Filing Fee Table.
*	Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2025

Anebulo Pharmaceuticals, Inc.

By:	/s/ Richard Anthony Cunningham
Name:	Richard Anthony Cunningham
Title:	Chief Executive Officer

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